UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[May 15, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [May 15, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Metso to supply paper machine to Anhui Shanying, China

(Helsinki, Finland, May 15, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)

Metso Paper will supply a paper machine to Anhui Shanying Paper Industry Co., Ltd. in China. The machine, having an annual capacity of 180,000 tonnes, is to come on stream in the first quarter of 2008. The total value of the order is close to EUR 50 million.

The order contains a complete paper machine from headbox to reel, and various auxiliary equipment. Machine automation and quality control systems will be supplied by Metso Automation, as well as the process control systems for the paper machine and the pulping line. The new PM 2 will have a wire width of 6,050 mm and a design speed of 1,600 m/min.

Anhui Shanying Paper Industry Co., Ltd. is located in the city of Maanshan in Anhui province, some 300 km west of Shanghai. The company is the biggest paper and board producer in the Anhui province, with an annual capacity of 500,000 tons of kraftliner.

Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.

www.metso.com

For further information, please contact:
Markku Turunen, Senior Sales Manager, Paper and Board Business Line, Metso Paper, tel. + 358 40 557 5364
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.